UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

INTERNATIONAL ABSORBENTS INC.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

45885E203
(CUSIP Number)

Mr. Gordon L. Ellis
c/o 1569 Dempsey Road
North Vancouver, British Columbia
Canada V7K 1S8
604-681-6181
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 3, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 45885E203	Page 2 of 16

NAMES OF REPORTING PERSON:

1.	Gordon L. Ellis

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

2.	(a) [ ]
(b) [ X ]

SEC USE ONLY:
3.

SOURCE OF FUNDS (SEE INSTRUCTION):
4.
PF, BK

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):
5.
[ ]

CITIZENSHIP OR PLACE OF ORGANIZATION:
6.
Canada

SOLE VOTING POWER:
7.
NUMBER OF	186,475 Shares
SHARES	SHARED VOTING POWER:
BENEFICIALLY	8.
OWNED BY EACH	247,876 Shares
REPORTING	SOLE DISPOSITIVE POWER:
PERSON WITH	9.
186,475 Shares
SHARED DISPOSITIVE POWER:
10.
247,876 Shares

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
11.
434,351 Shares

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
12.
[ ]
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
13.
6.7%

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
14.
IN

CUSIP No. 45885E203	Page 3 of 16

NAMES OF REPORTING PERSON:

1.	Gordon E. Ellis

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

2.	(a) [ ]
(b) [ X ]

SEC USE ONLY:
3.

SOURCE OF FUNDS (SEE INSTRUCTION):
4.
PF, BK

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):
5.
[ ]

CITIZENSHIP OR PLACE OF ORGANIZATION:
6.
Canada

SOLE VOTING POWER:
7.
NUMBER OF	205,889 Shares
SHARES	SHARED VOTING POWER:
BENEFICIALLY	8.
OWNED BY EACH	Nil
REPORTING	SOLE DISPOSITIVE POWER:
PERSON WITH	9.
205,889 Shares
SHARED DISPOSITIVE POWER:
10.
Nil

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
11.
205,889 Shares

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
12.
[ ]
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
13.
3.2%

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
14.
IN

CUSIP No. 45885E203	Page 4 of 16

NAMES OF REPORTING PERSON:

1.	David H. Thompson

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

2.	(a) [ ]
(b) [ X ]

SEC USE ONLY:
3.

SOURCE OF FUNDS (SEE INSTRUCTION):
4.
PF, BK

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):
5.
[ ]

CITIZENSHIP OR PLACE OF ORGANIZATION:
6.
United States

SOLE VOTING POWER:
7.
NUMBER OF	75,585 Shares
SHARES	SHARED VOTING POWER:
BENEFICIALLY	8.
OWNED BY EACH	666 Shares
REPORTING	SOLE DISPOSITIVE POWER:
PERSON WITH	9.
75,585 Shares
SHARED DISPOSITIVE POWER:
10.
666 Shares

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
11.
76,251 Shares

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
12.
[ ]
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
13.
1.1%

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
14.
IN

CUSIP No. 45885E203	Page 5 of 16

NAMES OF REPORTING PERSON:

1.	Wayne Henderson

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

2.	(a) [ ]
(b) [ X ]

SEC USE ONLY:
3.

SOURCE OF FUNDS (SEE INSTRUCTION):
4.
PF, BK

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):
5.
[ ]

CITIZENSHIP OR PLACE OF ORGANIZATION:
6.
Canada

SOLE VOTING POWER:
7.
NUMBER OF	Nil
SHARES	SHARED VOTING POWER:
BENEFICIALLY	8.
OWNED BY EACH	Nil
REPORTING	SOLE DISPOSITIVE POWER:
PERSON WITH	9.
Nil
SHARED DISPOSITIVE POWER:
10.
Nil

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
11.
Nil Shares

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
12.
[ ]
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
13.
Nil %

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
14.
IN

CUSIP No. 45885E203	Page 6 of 16

NAMES OF REPORTING PERSON:

1.	Terry Holland

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

2.	(a) [ ]
(b) [ X ]

SEC USE ONLY:
3.

SOURCE OF FUNDS (SEE INSTRUCTION):
4.
PF, BK

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):
5.
[ ]

CITIZENSHIP OR PLACE OF ORGANIZATION:
6.
Canada

SOLE VOTING POWER:
7.
NUMBER OF	Nil
SHARES	SHARED VOTING POWER:
BENEFICIALLY	8.
OWNED BY EACH	Nil
REPORTING	SOLE DISPOSITIVE POWER:
PERSON WITH	9.
Nil
SHARED DISPOSITIVE POWER:
10.
Nil

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
11.
Nil

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
12.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
13.
Nil

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
14.
IN

CUSIP No. 45885E203	Page 7 of 16

NAMES OF REPORTING PERSON:

1.	Paul Clinton

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

2.	(a) [ ]
(b) [ X ]

SEC USE ONLY:
3.

SOURCE OF FUNDS (SEE INSTRUCTION):
4.
PF, BK

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):
5.
[ ]

CITIZENSHIP OR PLACE OF ORGANIZATION:
6.
Canada

SOLE VOTING POWER:
7.
NUMBER OF	Nil
SHARES	SHARED VOTING POWER:
BENEFICIALLY	8.
OWNED BY EACH	Nil
REPORTING	SOLE DISPOSITIVE POWER:
PERSON WITH	9.
Nil
SHARED DISPOSITIVE POWER:
10.
Nil

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
11.
Nil

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
12.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
13.
Nil

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
14.
IN

CUSIP No. 45885E203	Page 8 of 16

Explanatory Note

This Amendment No. 2 to Schedule 13D supplements the Amendment No. 1 to Schedule 13D filed on July 13, 2009 by Gordon L. Ellis, Douglas E. Ellis, David H. Thompson, Wayne Henderson and Paul Clinton and the Schedule 13D originally filed by Gordon L. Ellis with the Securities and Exchange Commission on November 6, 1992 in order to add the signature of Mr. Terry Holland, a named Reporting Person, whose signature was not included with the Amendment No. 1 to Schedule 13D. There are no changes or amendments to the information included in the Amendment No. 1 to Schedule 13D filed on July 13, 2009.

Item 1.	Security and Issuer

The class of equity securities to which this statement relates is common shares, no par value (the “Shares”), of International Absorbents Inc., a British Columbia corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1569 Dempsey Road, North Vancouver, British Columbia, Canada V7K 1S8.

Item 2.	Identity and Background

A.	Name of Persons filing this Statement:

This statement is filed by the following reporting persons (the “Reporting Persons”):

  Gordon L. Ellis,

  Douglas E. Ellis,

  David H. Thompson,

  Terry Holland,

  Paul Clinton, and

  Wayne Henderson.

The Reporting Persons have entered into a Joint Filing Agreement dated as of July 13, 2009, a copy of which is attached hereto as Exhibit 99.1.

B.	Residence or Business Address:

The residential or business address of each of the Reporting Persons is set forth below:

Name of Reporting Person	Residential or Business Address
Gordon L. Ellis	1569 Dempsey Road, North Vancouver, British Columbia, Canada 1S8 V7K
Douglas E. Ellis	1569 Dempsey Road, North Vancouver, British Columbia, Canada 1S8 V7K
David Thompson	6960 Salashan Parkway, Ferndale, WA, USA 98248
Terry Holland	3rd Floor, 1201 West Pender Street, Vancouver, British Columbia, Canada V6E 2V2

CUSIP No. 45885E203	Page 9 of 16

Paul Clinton	3280 SW Marine Drive, Vancouver, British Columbia, Canada V6N3Y6
Wayne Henderson	#201-1485 West 6th Ave, Vancouver, British Columbia, Canada V6H 4G1

C.	Present Principal Occupation and Employment:

The present principal occupation or employment of each Reporting Person is set forth below:

Name of Reporting Person	Principal Occupation
Gordon L. Ellis	President and Chief Executive Officer of the Issuer
Douglas E. Ellis	President and Chief Operating Officer of Absorption Corp. (a wholly owned subsidiary of the Issuer)
David H. Thompson	Chief Financial Officer of the Issuer
Terry Holland	Self-employed Businessman
Paul Clinton	Self-employed Businessman
Wayne Henderson	Independent consultant

D.	Criminal Proceedings:

None of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdeamours) during the last five years.

E.	Civil Proceedings:

None of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.	Citizenship

The citizenship of each of the Reporting Persons is set forth below:

Name of Reporting Person	Citizenship or Jurisdiction of Incorporation
Gordon L. Ellis	Canada
Douglas E. Ellis	Canada
David H. Thompson	United States of America
Terry Holland	Canada

CUSIP No. 45885E203	Page 10 of 16

Paul Clinton	Canada
Wayne Henderson	Canada

Item 3.	Source and Amount of Funds or Other Consideration

It is anticipated that if an agreement for the proposed Acquisition outlined in Item 4 can be concluded, that the funding for the Acquisition would be provided by a combination of equity and debt financing to be obtained by Arctic US (as defined in Item 4). The equity financing would include equity financing from Gordon L. Ellis, Douglas E. Ellis and David Thompson, as the management investors (the “Management Investors”) and equity financing from TMH Capital Corp, a private company controlled by Terry Holland, from 0693136 B.C. Ltd., a private company controlled by Paul Clinton, and from Wayne Henderson (the “Equity Investors”).

The debt financing would be provided by a Canadian chartered bank. In addition, a corporation affiliated with the bank would provide a minor portion of the equity financing.

Each of the Management Investors plans to contribute proceeds to be otherwise received by them under the proposed Acquisition (as defined in Item 4) with respect to common shares of the Issuer held by the Management Investors to fund a portion of the equity contribution required to be made by each of the Management Investors.

Item 4.	Purpose of Transaction

On July 3, 2009, Arctic Acquisitions Inc., a British Columbia corporation (“Arctic Canada”), on behalf of the Reporting Persons and certain private companies controlled by the Reporting Persons, submitted a written offer (the “Offer Letter”) to the Strategic Alternatives Committee (the “SAC”) of the board of directors of the Issuer to acquire all of the outstanding common shares of the Issuer at a cash price of $3.30 per share (the “Acquisition”). Arctic Canada is a wholly owned subsidiary of Arctic Acquisitions (US) Inc., a Nevada corporation (“Arctic US”). Arctic US is presently wholly owned by Gordon Ellis and Terry Holland, each of whom is a Reporting Person. It is anticipated that each of the other Management Investors and each of the Equity Investors would become a shareholder of Arctic US upon completion of the Acquisition.

The Offer Letter was not accepted by the SAC as presented. The Reporting Persons plan to continue negotiations with the SAC to determine whether an agreement can be reached. Arctic US and Arctic Canada have approached the SAC with the objective of initiating negotiations to determine whether terms of an agreement could be reached that would be acceptable to the SAC. Such negotiations have not taken place and there is no assurance that these negotiations will proceed or that any agreement with the SAC can be concluded.

The Offer Letter included a draft form of arrangement agreement proposed to be entered into between Arctic Canada and the Issuer (the “Proposed Arrangement Agreement”). The Proposed Arrangement Agreement contemplated that Arctic Canada would acquire all of the issued and outstanding shares of the Issuer under a plan of arrangement (the “Arrangement”) to be completed in accordance with the provisions of the British Columbia Business Corporations Act (the “BCBCA”). Under the BCBCA, the Arrangement would require the approval of both the shareholders of the Issuer and the Supreme Court of British Columbia (the “British Columbia Supreme Court”). The plan of arrangement process under the BCBCA is similar to a merger transaction completed under state corporate laws in the United States, but with the additional requirement of court approval. As part of the court approval process, the court must approve the arrangement transaction as being fair to the shareholders of the Issuer.

Under the terms of the Proposed Arrangement Agreement, all of the issued and outstanding common shares of the Issuer would be transferred to Arctic Canada and the Issuer would become a wholly owned subsidiary of Arctic Canada. At the effective time of the Arrangement, each shareholder of the Issuer would become entitled to the right to receive the cash consideration of $3.30 per share and would cease to be a shareholder of the Issuer.

CUSIP No. 45885E203	Page 11 of 16

Completion of the Arrangement was proposed to be subject to various conditions, including:

  approval of the shareholders of the Issuer by a “special resolution” in accordance with the requirements of the BCBCA, meaning approval by two-thirds of the votes cast on the resolution to approve the Arrangement at the meeting of the shareholders to approve the Arrangement;

  additional approval of the shareholders of the Issuer by a “majority of the minority”, meaning approval of the majority casting votes to approve the Arrangement at the meeting of the shareholders to approve the Arrangement, exclusive of shares held by shareholders who are officers, directors or affiliates of either the Issuer or Arctic Canada:

  approval of the British Columbia Supreme Court; and

  completion of the equity financing to be provided by the Management Investors and the Equity Investors and the debt financing to be provided by the bank.

Upon completion of the Arrangement, the common shares of the Issuer would be delisted from the NYSE Amex Equities stock exchange and the common shares would become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

Other than as described above, the Reporting Persons do not have any current plans or proposals that relate to or would result in any of the actions set forth in items (a) through (j) of Item 4 of the instructions to Schedule 13D, although the reporting persons reserve the right to develop such plans or proposals.

Item 5.	Interest in Securities of the Issuer

a)	Beneficial Ownership.

The securities of the Issuer beneficially owned by each of the Reporting Persons is set forth below:

Name of Reporting Person	Common Shares Owned	Percentage Owned (4)
Gordon L. Ellis	434,351 (1)	6.7%
Douglas E. Ellis	205,889 (2)	3.2%
David Thompson	76,251 (3)	1.2%
Terry Holland	Nil	Nil
Paul Clinton	Nil	Nil
Wayne Henderson	Nil	Nil

(1)

Includes (i) 148,975 Common Shares held directly by Mr. Gordon L. Ellis, (ii) 100,576 Common Shares held by Gordann Consultants Ltd., an entity in which Mr. G. Ellis owns a 51% interest and Mr. G. Ellis’s spouse owns a 49% interest (“Gordann”), over which Mr. G. Ellis has shared voting and dispositive power; (iii) 10,000 Common Shares held by Shelan Development Corp., an entity owned by Gordann, over which Mr. G. Ellis has shared voting and dispositive power; (iv) 15,000 Common Shares held by Stelyconi Enterprises Ltd., an entity owned by Gordann, over which Mr. G. Ellis has shared voting and dispositive power; (v) 122,300 Common Shares held by ABE

CUSIP No. 45885E203	Page 12 of 16

Industries (1980) Inc., an entity owned by Gordann, over which Mr. G Ellis has shared voting and dispositive power, and (vi) 37,500 Common Shares issuable pursuant to stock options held by Mr. G. Ellis that are presently vested or will vest within 60 days of the date hereof.

(2)

Includes (i) 143,389 Common Shares held directly by Mr. Douglas Ellis, (ii) 25,000 Common Shares held by Mr. D. Ellis’s children, over which Mr. D. Ellis has voting and dispositive power, and (iii) 37,500 Common Shares issuable pursuant to stock options held by Mr. D. Ellis that are presently vested or will vest within 60 days of the date hereof.

(3)

Includes (i) 38,751 Common Shares held by Mr. Thompson, and (ii) 37,500 Common Shares issuable pursuant to stock options held by Mr. D. Ellis that are presently vested or will vest within 60 days of the date hereof.

(4)	As of July 3, 2009, there were 6,410,282 common shares of the Issuer outstanding.

Assuming exercise of all of the above-described options, the Reporting Persons would collectively beneficially own, in the aggregate, 716,491 common shares, representing 11.0% of the issued and outstanding common shares of the Issuer. Other than as set forth in this Item 5, each Reporting Person hereby disclaims beneficial ownership of common shares of the Issuer owned by any other Reporting Person.

b)	Transactions Within the Past 60 Days.

Except as noted herein, none of the Reporting Persons has effected any transaction in the Issuer's securities, including common shares of the Issuer, within sixty (60) days preceding the date hereof.

c)	Certain Rights of Other Persons.

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Arctic Canada submitted the Offer Letter and the Proposed Arrangement Agreement to the SAC, as described in Item 5. The Offer Letter and Proposed Arrangement Agreement have not been accepted as presented.

Concurrently with the presentation of the Offer Letter, each of the Management Investors and Equity Investors executed and delivered commitment letters in favor of Arctic Canada and Arctic US. The commitment letters have lapsed as the Offer Letter and Proposed Arrangement Agreement were not accepted as presented. It is anticipated that new commitment letters would be delivered in the event that an agreement for the Acquisition can be concluded.

In the event that an agreement for the Acquisition can be concluded and the Arrangement is completed, the Reporting Persons anticipate acquiring equity interests in Arctic US and entering into a shareholders’ agreement among the Reporting Persons that would set forth certain provisions regarding the ownership of Arctic US including corporate governance, board representation, board seat allocation, limitations on transfers, drag-along rights, tag-along rights, pre-emptive rights, as well as other customary provisions found in such agreements.

Except as described in this Item 6, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or

CUSIP No. 45885E203	Page 13 of 16

voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or a contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

The following exhibits are attached hereto:

Exhibit	Description of Exhibit

99.1 (1)	Joint Filing Agreement dated July 13, 2009 among the Reporting Persons

(1) Filed as an exhibit hereto.

CUSIP No. 45885E203	Page 14 of 16

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2009

/s/ Terry Holland

TERRY HOLLAND

CUSIP No. 45885E203	Page 15 of 16

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement dated July 13, 2009 among the Reporting Persons

CUSIP No. 45885E203	Page 16 of 16

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: July 13, 2009

By:	/s/ Gordon L. Ellis

Name:	Gordon L. Ellis

By:	/s/ Douglas E. Ellis

Name:	Douglas E. Ellis

By:	/s/ David H. Thompson*

Name:	David H. Thompson

By:	/s/ Wayne Henderson

Name:	Wayne Henderson

By:	/s/ Terry Holland

Name:	Terry Holland

By:	/s/ Paul Clinton

Name:	Paul Clinton

*By his attorney